Tom W. Zook tzook@lewisrice.com 314.444.7671 (direct) 314.612.7671 (fax)	Attorneys at Law	600 Washington Avenue Suite 2500 St. Louis, Missouri 63101 www.lewisrice.com

June 7, 2019

Via EDGAR and Overnight Delivery

Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	BellRing Brands, Inc.
Draft Registration Statement on Form S-1
Submitted April 5, 2019
CIK No. 0001772016

Dear Ms. Barberena-Meissner:

This letter is hereby submitted on behalf of BellRing Brands, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced confidential submission (the “draft registration statement”) contained in the Staff’s letter addressed to Darcy Horn Davenport, President and Chief Executive Officer of the Company, dated May 3, 2019.

The Company is concurrently submitting, on a confidential basis via EDGAR, this letter and amendment no. 1 to the draft registration statement (the “amended draft registration statement”), which contains changes made in response to the Staff’s comments, as well as certain updated information. Courtesy copies of this letter and the amended draft registration statement, marked to show the changes to the draft registration statement, are being sent to the Staff via overnight delivery.

Please note that, in accordance with Staff policy permitting emerging growth companies such as the Company to omit from draft registration statements interim financial information that it reasonably believes it will not be required to present separately at the time of the contemplated offering, the amended draft registration statement does not contain updated financial information for the Company’s second fiscal quarter ended March 31, 2019. At this time, the Company anticipates that its registration statement on Form S-1 at the time of effectiveness will contain financial information as of the Company’s third fiscal quarter ending June 30, 2019.

For your convenience, each of the Staff’s comments is restated below in bold, with the Company’s response immediately following. Except for page references appearing in the headings and Staff comments below (which are references to the draft registration statement), all page references herein correspond to the pages of the amended draft registration statement.

Securities and Exchange Commission

June 7, 2019

Industry and Market Data, page iv

1.

We note you make numerous statements regarding your industry and competitive position, citing either management’s estimate or third party data (e.g., Nielsen and IRI), with reference to the period such data covers and the name of the third party that prepared such report. However, certain other disclosures do not provide such information, and it is unclear if such information is based on third party data or management’s estimate. For example:

•	on page 4 that you operate in the $31.3 billion global convenient nutrition category, with the U.S. a $17.1 billion market;

•	on page 8 that Premier Protein maintains only a 4% share of shelf space but is generating 9% of the sales and some of the highest velocity rates in the category in the FDM channel;

•	on page 9 that the international convenient nutrition category is expected to grow from $14.2 billion in 2018 to $17.6 in 2021; and

•	on page 96 that Premier Protein powder offering is generating top 10% category velocities in FDM in less than 12 months.

Please disclose your support for such statements. Please also provide the date of and entity that conducted the “third party” research you reference, such as the third party category studies referenced on page 3, 89 and 90 and the third party research referenced in the first paragraph on page 91.

Response: The amended draft registration statement discloses support for both the statements specifically referenced in the Staff’s comment and the statements elsewhere in the Prospectus Summary and Business sections of the prospectus. For example, please refer to pages 1-5 and 8-9 of the Prospectus Summary and pages 87, 89, 90-94, 97-99 and 101-103 of the Business section. The amended draft registration statement also discloses the date of and entities that conducted the “third party” research previously referenced in the prospectus, including, but not limited to, the third party category study performed by Seurat Group referenced on pages 3, 89 and 91-92 and the third party research report from Mintel referenced on page 93.

Prospectus Summary, page 1

2.

We note you use CAGR percentages here and throughout the prospectus. At an appropriate place in your filing, please explain how you calculate the compound annual growth rate (“CAGR”) percentages you use in your prospectus. In addition, please disclose the material assumptions utilized by management to calculate the CAGR percentages shown in the chart on page 90 for the need state sizes of the U.S. convenient nutrition category.

Response: In response to the Staff’s comment, the Company has added a definition of CAGR in the Glossary section on page ii of the prospectus included in the amended draft registration

Securities and Exchange Commission

June 7, 2019

statement that describes CAGR and the assumptions underlying the calculation of the CAGR percentages used in the prospectus. In addition, the Company has added a note to the chart on page 92 to provide information with respect to the need state sizes of the U.S. convenient nutrition category at the beginning and end of the period described in the chart.

Our Risks, page 10

3.	Please revise the second bullet to disclose or reference to the recent supply constraint for your RTD protein shakes and its impact on your business during 2019.

Response: The Company has revised the second bullet under the Our Risks heading on page 10 to disclose the recent supply constraint for the RTD protein shakes and its impact on the Company’s business during 2019.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 64

4.

We note that your pro forma balance sheet does not show a line for the non-controlling interest in BellRing Brands, LLC to be retained by Post Holdings, Inc. We also note that the redemption rights of the unit holders outlined on page 13 include the possibility of receiving cash in lieu of Class A common stock in a redemption scenario. Please tell us whether you plan to classify the non-controlling interest that will be retained by Post Holdings, Inc. outside of or as a component of permanent equity; and explain how you considered the unit holder’s ability to opt for cash redemption via its controlling interests in applying the guidance in FASB ASC 480-10-S99-3A, including Example 2 in paragraph 7, in formulating your view on classification.

Response: Ownership units in BellRing Brands, LLC (along with a corresponding number of shares of the Company’s Class B common stock) held by Post Holdings, Inc. (“Post”) may be exchanged for either (i) a corresponding number of shares of the Company’s Class A common stock or (ii) cash (based on the market price of the shares of the Company’s Class A common stock), at BellRing Brands, LLC’s option (as determined by the BellRing Brands, LLC Board of Managers). The Board of Managers is controlled by Post via the Post voting interest in the Company. Based on Post’s control of the Board of Managers, the Class B common stock is effectively redeemable at the option of Post. Given these conditions, the non-controlling interest of the Company will be classified as temporary equity within the Company’s balance sheet. Pages 67-70 have been revised to reflect the classification of the non-controlling interest as temporary equity.

5.

The terms of the formation transactions and offering indicate that you plan to consolidate BellRing Brands, LLC, subject to an interest retained by Post Holdings, Inc.; also that you will be subject to corporate income taxes, and obligations under your Tax Receivable Agreement. However, there does not appear to be any pro forma adjustments or pro forma narratives related to (i) changes in tax basis due to this reorganization or (ii) obligations

Securities and Exchange Commission

June 7, 2019

under the Tax Receivable Agreement. Please revise your pro forma information to address these items and quantify any contingent liability.

Response: Upon the completion of the formation transactions, the Company will enter into a tax receivable agreement with Post that will provide for a payment by the Company to Post equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes as a result of the increase in the tax basis of the assets of BellRing Brands, LLC attributable to (a) (i) an exchange of Post’s (or certain transferees’ or assignees’) BellRing Brands, LLC units (and corresponding shares of the Company’s Class B common stock) for shares of the Company’s Class A common stock or cash or (ii) certain actual or deemed distributions from BellRing Brands, LLC to Post (or certain transferees or assignees), (b) tax benefits related to imputed interest deemed to be paid by the Company, or one of its subsidiaries, as a result of the tax receivable agreement and (c) certain tax benefits attributable to payments under the tax receivable agreement. The details of the agreement are further described under “Certain Relationships and Related Party Transactions—Post-Offering Relationship with Post,” and the discussion under “Unaudited Pro Forma Condensed Consolidated Financial Information” on page 65 has been revised to include a cross-reference to such disclosure and also to discuss the Company’s possible obligations under the tax receivable agreement. The formation transactions as structured are not expected to give rise to an increase in tax basis of BellRing Brands, LLC and therefore are not expected to give rise to an obligation of the Company under the tax receivable agreement. Any obligations of the Company under the tax receivable agreement are expected to arise only from future transactions that may occur after the formation transactions, but are not certain to occur.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 77

6.	Please revise your disclosure to discuss your material commitments for capital expenditures for fiscal year 2019. See Item 303(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the prospectus contained in the amended draft registration statement to further discuss its commitments for capital expenditures for fiscal year 2019. Capital expenditures for fiscal year 2019 are expected to be immaterial.

Business

Marketing, page 100

7.

We note your disclosure on page 5 that as of March 2019, Dymatize has more than one million followers across Facebook and Instagram, growing more than 30% over the last twelve months. We also note your disclosure on pages 100 and 101 regarding other social media metrics, such as visitors to your website, likes on Facebook, fans through influencer’s social media channels, and impressions on all major social media platforms. Please provide support for these metrics, and explain how your management uses this information in

Securities and Exchange Commission

June 7, 2019

managing your business. Also, please include disclosure regarding the limitations of such metrics, such as the potential for inflation due to double-counting or multiple counting, and disclose that investors should not place undue emphasis or reliance on such data given its limitations.

Response: In response to the Staff’s comment, the Company has added disclosure on page 104 of the prospectus contained in the amended draft registration statement to explain how the Company’s management uses information regarding website visits and other social media metrics to manage the Company’s business and also has added disclosure on page v, as well as a cross-reference to such disclosure on page 104, and pages 32-33 regarding the limitations of such metrics and that investors should not place undue emphasis or reliance on such data.

In addition, the Company will provide the Staff with the materials supporting the disclosure regarding the social media metrics presented in the prospectus (the “Supplemental Materials”) under a separate cover via overnight delivery. To expedite the Staff’s review, the Company has marked the Supplemental Materials so that the Staff can easily locate and review the relevant information.

Pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), the Supplemental Materials are being provided to the Staff under a separate cover on a supplemental basis only and are not to be submitted with or deemed part of or included in the amended draft registration statement or the Company’s registration statement on Form S-1 if and when it is filed on a non-confidential basis. Pursuant to Rule 418(b), and on behalf of the Company, we request that the Supplemental Materials be returned to the Company or destroyed upon completion of the Staff’s review thereof. As required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the Supplemental Materials are furnished to the Staff, (ii) the return or destruction of the information is consistent with the protection of investors, (iii) the return or destruction of the information is consistent with the Freedom of Information Act and (iv) the Supplemental Materials are not being filed in electronic format.

Exhibits

8.

Please file copies of the Post bridge loan agreement and the assignment and assumption agreement you will enter into with Post or explain why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company will file, as required under Commission rules, including Item 601(b)(10) of Regulation S-K, copies of the Post bridge loan agreement and the assignment and assumption agreement. Although Post will enter into the Post bridge loan agreement prior to the offering and the anticipated effectiveness of the Company’s registration statement on Form S-1, the Company’s subsidiary, BellRing Brands, LLC, will not enter into the assignment and assumption agreement with respect to the Post bridge loan agreement until after the Company’s registration statement on Form S-1 has been declared effective by the Commission. As such, the Company anticipates it will include the assignment and assumption agreement and the Post bridge loan agreement as exhibits to a Form 8-K to

Securities and Exchange Commission

June 7, 2019

be filed by the Company following completion of the formation transactions described in the prospectus and the offering contemplated by the Company’s registration statement on Form S-1.

General

9.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, to date, neither the Company nor anyone authorized on the Company’s behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company or anyone authorized on the Company’s behalf presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

*                          *                         *

If you have any questions or comments with respect to the foregoing or to the amended draft registration statement, please contact the undersigned at 314-444-7671.

Sincerely,

/s/ Tom W. Zook
Tom W. Zook

cc:	Diedre J. Gray
Darcy Horn Davenport